MESSINA MINERALS INC.

Third Quarter Report

For the nine months ended June 30, 2007

MANAGEMENT'S DISCUSSION AND ANALYSIS

MESSINA MINERALS INC.

August 11, 2007

This Management Discussion and Analysis ("MD & A") is intended to help the reader understand the Messina Minerals Inc. financial statements. The statements are provided for the purpose of reviewing the third quarter of 2007, and comparing results to the previous period. The MD & A should be read in conjunction with the Company's unaudited financial statements and corresponding notes for the periods ending June 30, 2007 and 2006. The financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and all monetary amounts are expressed in Canadian dollars. The following comments may contain management estimates of anticipated future trends, activities, or results. These are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

The management of Messina Minerals Inc. is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures, and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD & A, is complete and reliable. The Company's board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management quarterly to review the financial statements including the MD & A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com and to review general information including reports and maps on the Company's website at www.messinaminerals.com.

DESCRIPTION OF BUSINESS AND OVERVIEW

Messina Minerals Inc. is a Canadian mineral exploration and development company based in Vancouver, Canada and its common shares are listed on the TSX Venture Exchange under the symbol "MMI". Messina is exploring for commercially exploitable mineral deposits in central Newfoundland, Canada and maintains an exploration office and core facility located in Newfoundland in the town of Buchans Junction. Messina is focussing on the potential of the historically known zinc-rich area of central Newfoundland, home to the formerly producing world-class base metal deposits at Buchans and the new Duck Pond zinc-copper mine.

Since December 2004 Messina has made three new high-grade zinc-lead-copper-silver-gold massive sulphide discoveries at Boomerang, Domino, and Hurricane and has acquired a large land position totalling 383 square kilometers prospective for base metal and gold deposits. Messina's properties also include historic inferred zinc resources at Tulks East A Zone, Tulks East B Zone, Long Lake Main Zone, and Skidder. Messina has spent approximately $13 million dollars through 2006 developing its Newfoundland property, including the ongoing exploration of the Boomerang zinc-lead-copper-silver-gold massive sulphide resource.

Messina is exploring for zinc-lead-copper-silver-gold mineral resources within its properties. The process involves defining Messina's new discoveries at Boomerang, Domino, and Hurricane as well as quantifying the existing historic resources at Tulks East A and B Zones, the Long Lake Main Zone, and the recently acquired Skidder to current standards. The process also entails

significant exploration efforts with the objective of making new discoveries within economic truck-hauling distance of our existing resource base.

Messina is an exploration and development company that remains highly leveraged to discovery success. Documenting the existing mineral resources as they are found in a prudent, professional manner protects our shareholders by adding base value. Continued exploration discovery successes offer our shareholders the potential for additional value.

The Company's business is managed by directors, officers, employees and consultants with professional backgrounds and many years experience in the mineral exploration and development industry, augmented by independent geological and mining professionals retained to advise the Company on its exploration programs and properties.

OVERALL PERFORMANCE

Messina Minerals Inc. (MMI: TSX Venture Exchange) is a Canadian mineral exploration and development company exploring for commercially exploitable mineral deposits in central Newfoundland, Canada. This region is historically known as a zinc-rich area; home to the formerly producing world-class base metal deposits at Buchans and a zinc-copper mine at "Duck Pond". Messina's strategy is to identify potentially economic resources by exploration, and acquire additional mineral lands in the area that have potential for discoveries that are additive to our existing resource base in the Boomerang area. Messina has now acquired mineral exploration lands totalling 383 square kilometres in central Newfoundland prospective for zinc-copper-silver-gold massive sulphide deposits as well as mesothermal-style gold deposits. These mineral lands all have high-priority targets and are located within economic trucking distance of the emerging resource base in the Boomerang area.

Financial Health for 2007

During the 2006 fiscal year ending September 30, the Company completed two private placement financings to raise gross proceeds of $10,126,575, of which $8,421,550 was raised by the issuance of flow-through securities. In December 2006, the Company announced a private placement of 125,000 flow-through units at $1.40 for proceeds of $175,000, which was closed January 2, 2007. The units consist of one flow-through share and one non flow-through warrant exercisable to purchase one common share at $1.75 for two years. During the nine months ended June 30, 2007, the Company received an additional $590,500 through the exercise of warrants and options.

During the nine month period ended June 30, 2007, the Company continued its exploration and development program, expending $4,677,074 in exploration costs. The Company's third quarter general and administration expenses of $117,617 (after adjusting for stock-based compensation of $30,000) have increased compared to the third quarter 2006 expenses of $82,436, the difference being mainly attributable to increased costs relating to financings and investor relations.

Investor Awareness

In January 2007, the TSX Venture Exchange graduated Messina Minerals Inc. ("MMI") to a Tier 1 issuer. As defined in TSX Venture Exchange Policy 2.1, Tier 1 is "reserved for the Exchange's most advanced Issuers with the most significant financial resources". The advancement to Tier 1 status reflects Messina's on-going corporate goal of raising the public visibility of the Company for the benefit of our shareholders.

The Company continues investor awareness initiatives including investor conference participation and print, radio and web media advertising of the Company and its prospective properties. In March the Company retained the services of two investor relations

firms to increase awareness in both Canada and the United States. Investor awareness efforts are costly however, and it is difficult to evaluate the effectiveness of individual awareness programs or conference attendances. Also, it is more difficult to replace funds expended from the administrative budget than to replace funds expended on advancing the Company's mineral properties. The Company is committed to continuing and expanding these awareness initiatives, subject to future budget considerations.

RESULTS OF OPERATIONS – MINERAL PROPERTIES

Messina has 38,293.9 hectares (383 square kilometers) of mineral lands under its control covering primarily the Tulks and Long Lake Volcanic belts in central Newfoundland. Specific properties and equivalent number of one-half square kilometer claims and area of each property in hectares are summarized in the table below.

Table: Summary of the Company's mineral titles in Newfoundland, by Property, to August 9, 2007

Property	# Claims	Hectares	Square Km
Tulks South	713	17,834.95	178.3
Long Lake-Aldrin	160	4,008.95	40.1
Long Lake	191	4,775.00	47.8
Costigan Lake	112	2,800.00	28.0
Victoria River Area	95	2,375.00	23.8
Healy Bay	155	3,875.00	38.8
Bobby's Pond	13	325.00	3.3
Skidder	92	2,300.00	23.0
Totals	**1531**	**38,293.90**	**382.9**

Messina's drilling production totals 8,635.7 meters during the period April 1 to June 30, 2007. An additional 2,604.3 meters were drilled in July at the Skidder Property. As of July 31, 2007 annual drilling production stands at 19,841.8 meters. Messina had four drill crews available from the drilling contractor through the end of July.

Tulks South Property, Newfoundland

Environmental Assessment and Environmental Monitoring

Baseline water quality sampling and monitoring studies continue on the Tulks South Property, under the supervision of Jacques Whitford Limited, which are being used to establish an environmental database suitable for environmental assessment and environmental monitoring at Boomerang and within the Tulks South Property generally. This work is a necessary step in providing baseline documentation prior to environmental registration and permitting of the project for a potential mine. Environmental rehabilitation of disused drill sites and areas disturbed by exploration activities has also begun. A total of approximately 800 seedling black spruce trees have been planted in several areas and are being monitored.

Exploration Results

Messina drilled a total of 7,371.7 meters on the Tulks South Property during the period April 1 to July 31, 2007. The drilling tested Boomerang, Domino, Hurricane, and TouchDown targets.

Boomerang and Domino Resource Estimation

On July 21, 2007 Messina received the initial resource estimate compliant with CIM Guidelines and NI43-101 regulations for disclosure for the Company's recently discovered Boomerang zinc-lead-copper-silver-gold deposit in central Newfoundland. A resource estimate for a portion of the adjacent Domino zinc-lead-copper-silver-gold deposit is also included. These initial resource estimates, completed independently by Snowden Mining Industry Consultants Inc. ("Snowden"), incorporate all drilling completed at Boomerang up to June 3, 2007 and all drilling at Domino between 3525E and 3900E only up to June 3, 2007.

Boomerang is estimated, using a 1% zinc cut-off, to have indicated mineral resources totaling 1,364,600 tonnes grading 7.09% zinc, 3.00% lead, 0.51% copper, 110.43 g/t silver, and 1.66 g/t gold. In addition, also at a 1% zinc cut-off, Boomerang is estimated to contain a further 278,100 tonnes of inferred mineral resources grading 6.72% zinc, 2.88% lead, 0.44% copper, 96.53 g/t silver, and 1.29 g/t gold. Domino, adjacent to Boomerang and thought to be the same mineralized horizon, hosts another 411,200 tonnes inferred mineral resource grading 6.3% zinc, 2.8% lead, 0.4% copper, 94 g/t silver and 0.6 g/t gold. **In summary, Messina reports initial 1.36 million tonnes indicated mineral resources PLUS 0.7 million tonnes inferred mineral resources at Boomerang/Domino.**

The estimated tonnage of Boomerang in the indicated mineral resource category is 1,364,600 tonnes containing approximately 213.2 million pounds zinc, 90.3 million pounds lead, 15.3 million pounds copper, 4.8 million ounces silver and 72,800 ounces gold. In addition, Boomerang and Domino contain a further 689,300 tonnes of inferred mineral resources containing an estimated 98.3 million pounds zinc, 43.0 million pounds lead, 6.3 million pounds copper, 2.1 million ounces silver, and 19,500 ounces gold.

SGS Lakefield Research ("Lakefield") is testing Boomerang mineralization for the purpose of developing preliminary metallurgical processes for metal recovery using conventional methods known to the base metal mining industry. Results of Lakefield's work are expected during 2007.

Domino

In July, Snowden completed a preliminary mineral resource estimate of a portion of the Domino massive sulphide lens. Domino, adjacent to Boomerang and thought to be the same mineralized horizon, hosts 411,200 tonnes inferred mineral resource grading 6.3% zinc, 2.8% lead, 0.4% copper, 94 g/t silver and 0.6 g/t gold. This mineralization remains open for expansion to the west (coming underneath Boomerang) and to the east. Drilling at Domino has resumed in July.

TouchDown

In early May, Messina made a new discovery of massive pyritic sulphide mineralization in the first drill hole completed at the TouchDown target located 3.3 km along strike from Boomerang and 2.4 km from the nearest drill hole. TD07-01 intersected a 33.2 meter interval including 24.35 meters of massive pyritic sulphide. The discovery is 2,500 meters northeast of and along strike from Messina's Boomerang, Hurricane, and Domino copper-lead-zinc-gold-silver massive sulphide discoveries and within geologically very similar host rocks.

The TouchDown target is comprised of a gravity (density) anomaly extending from 5900E to 6800E (900 meter anomaly). The current western limit of the gravity survey is 5900E, so the anomaly continues beyond the surveyed extent. The gravity anomaly is coincident with a 700 meter long strong HLEM electrical conductor between 6100E and 6800E; the western limit of the HLEM survey is 6100E so the HLEM anomaly also remains open in this direction. Coincident gravity and HLEM anomalies are characteristics exhibited by massive sulphide deposits.

Tulks East Massive Sulphide Prospect

Tulks East is located 21 km northeast of the Messina's recent Boomerang massive sulphide discovery. Tulks East is considered to be along-strike regionally from the Boomerang discovery. Three lenses (A, B, and C Zones) of pyritic zinc-lead-copper-silver-gold bearing massive sulphide mineralization have been recognized historically. Snowden Mining Industry Consultants Inc. ("Snowden") examined historical drill logs and assay records along with drilling data acquired by Messina pertaining to the Tulks East B Zone. Snowden indicated to Messina that the historical records and particularly the assay records are inadequate or incomplete and cannot be used to prepare a resource estimate under NI43-101 guidelines. In early August, Messina began a drilling program at the Tulks East B Zone to confirm continuity of the mineralization with the objective of obtaining information sufficient to allow a mineral resource estimate to be undertaken.

Long Lake (includes Aldrin Option – Long Lake, and Long Lake) Properties, Newfoundland

The original Long Lake property is comprised of 8,783.95 hectares or 88 square kilometers covering most of the Long Lake volcanic belt. The Long Lake property is prospective for volcanogenic massive sulphide zinc-copper-silver-gold deposits and also has potential for mesothermal gold deposits. Several significant massive sulphide prospects have been identified on this large property including the Long Lake Main Zone, the South Limb, the East Zone, and the Lucky Gnome prospects. The project is located within 10 kilometers of the Company's Tulks South Property.

Aldrin – Long Lake Property, Newfoundland

During 2006 Messina completed an airbourne magnetic and electromagnetic survey over the Aldrin-Long Lake Property, which also covered Messina's Long Lake and Costigan Lake properties. A NI43-101 Technical Report commissioned by Aldrin has been provided to Messina and includes the results of the airborne survey. The independent technical report recommended ground follow-up and diamond drilling of various targets including a Phase I budget of $200,000 and a Phase II budget of $500,000 for Aldrin's earn-in phase expenditures. The Phase I exploration program has been completed which included drilling the Long Lake Main Zone massive sulphide zinc-copper-silver-gold mineralization. Five holes totaling 1,264.0 meters were completed as part of the program; assay results for these holes are pending. The Phase II program including drilling one additional hole at the Main Zone as well as drill testing other targets commenced in early August 2007. All results are pending from this program.

Costigan Lake Property, Newfoundland

The Costigan Lake Property is comprised of 112 claims totaling 2,800 hectares, located in central Newfoundland in the gap between the Company's Long Lake and Tulks South Properties in central Newfoundland. The property was acquired in 2003 by staking, and adjoining claims were staked in September 2006.

In September 2006, the Company's prospectors discovered the "Big Kahuna" copper-bearing massive sulphide boulder among others on the property. The Kahuna boulder is estimated to be 460 tonnes in size which is a record within the province for this

type of mineralized boulder. Grab samples yielded assays between 0.6% to 3.6% copper. The boulder is rounded and has been glacially transported. The find is significant because the boulder is interpreted to be derived from an undiscovered nearby source of massive sulphide mineralization. During the period, the Company completed an airborne magnetic and electromagnetic survey over a portion of the Costigan Lake property not covered by previous surveys. New targets have been identified that require follow-up later in 2007 as time allows. Application for permits to undertake diamond drilling of up to 8 holes in this area have been submitted to the provincial government and are still pending approval.

Skidder Property, Newfoundland

The Skidder Property is located 10 km south of the town of Buchans and 28 km northeast of the Tulks South Property. The property is comprised of 73 claims covering 1,825 hectares acquired by staking in November 2006 as well as an additional 19 claims totaling 475 hectares acquired by option from South Coast Ventures Inc. The property is prospective for Buchans type zinc-lead-copper-gold-silver deposits. An airbourne geophysical survey was completed during the period which identified a 2 kilometer conductive trend which includes the area of known Skidder massive sulphide mineralization and shows the potential of the Skidder zone to be greater than previously thought. 41 kilometers of linecutting over the target Skidder area has been completed which provides control for ground geophysics and drilling. A total of 10 drill holes have been completed for total meterage drilled of 2,604.3 meters up to July 31, 2007.

The Company has intersected copper and zinc enriched massive sulphides with encouraging assay results in all 10 drill holes completed. Skidder copper-zinc massive sulphides have now been intersected over a length of 190 meters from 6035E to 6225E; the zone remains open in both lateral directions. Section 6164E (holes SZ07-04 to -06) shows a dip length of approximately 100 vertical meters; all sections remain open up and down dip. The sulphide zone has an irregular "bendy" shape with apparent variable thicknesses so the true thickness of each intersection remains to be determined. Highlights of the recent drilling include 13.0 meters assaying 2.1% copper and 1.8% zinc in SZ07-09 and 6.54 meters assaying 2.8% copper and 2.4% zinc in SZ07-07.

Full results for all new holes are tabulated below. All holes are drilled in the same direction at 330 azimuth.

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)	Grid East (m)	Grid North (m)	Dip
SZ07-01	25.70	25.90	0.20	3.9	0.8	21	0.2	6225	9966	-48
SZ07-01	27.73	28.30	0.57	2.4	0.8	19	0.3			
SZ07-01	29.50	29.70	0.20	3.5	1.1	14	0.2			
SZ07-02	28.30	28.75	0.45	4.9	0.7	20	0.2	6225	9966	-55
SZ07-02	31.80	32.65	0.85	4.2	0.7	17	0.2			
SZ07-03	49.10	88.35	39.25	0.8	0.5	8	0.2	6225	9966	-73
incl	63.00	68.75	5.75	2.7	0.9	19	0.2			
SZ07-04	73.60	76.00	2.40	2.4	1.0	13	0.1	6164	9948	-50
SZ07-05	97.05	101.00	3.95	3.1	0.8	12	0.1	6164	9948	-60
SZ07-05	107.82	113.00	5.18	1.7	1.0	13	0.1			
SZ07-06	164.72	166.62	1.90	2.1	3.5	14	0.2	6164	9948	-69
SZ07-07	201.06	207.60	6.54	2.8	2.4	14	0.1	6102	9874	-57
SZ07-07	216.20	218.40	2.20	1.9	2.1	14	0.1			
SZ07-08	117.20	117.70	0.50	1.2	0.4	18	0.4	6102	9934	-52
SZ07-09	149.89	162.69	13.00	2.1	1.8	14	0.1	6128	9947	-72
SZ07-10	212.55	213.05	0.50	1.5	1.7	16	0.2	6035	9870	-55
SZ07-10	219.05	220.05	1.00	2.0	1.8	14	0.1			

The preliminary 10-hole Skidder drilling program has been completed for now, to provide time to model the sulphide intersections and plan a next phase drill program. Ongoing surface work including prospecting and ground geophysics continues evaluating several promising new targets elsewhere on the Skidder property. These new targets are intended to be incorporated into the next phase of drilling at the Skidder massive sulphide zone.

Healy Bay Property, Newfoundland

In July, following the intersection of copper-zinc massive sulphide mineralization at Skidder, Messina acquired 155 claims totaling 3,875 hectares by staking the Healy Bay Property. The property encompasses a 30 kilometer strike length of similar rock types and age as those found at Skidder. Messina conducted reconnaissance prospecting in this area in 2004 and recognized the potential for both gold and massive sulphide mineralization.

Messina completed an airborne magnetic and electromagnetic survey of the property in late June. Preliminary data has identified targets of interest that will be evaluated by prospecting and geological surveys during the remainder of 2007.

Victoria River Property, Newfoundland

Messina has previously acquired 36 claims totaling 900 hectares in the Victoria River area by staking. On June 13, Messina acquired an additional 59 claims totaling 1,475 hectares in the Victoria River area from Altius Resources Inc. ("Altius") of St. John's, Newfoundland. These new claims are contiguous with Messina's pre-existing property.

The Altius Victoria River Property hosts a mineralized debris flow unit which contains base metal enriched massive sulphide clasts assaying 20.1% zinc, 12.1% lead, 0.6% copper, 67 g/t silver and 0.3 g/t gold. Debris flow units of this type are a favourable indication of nearby massive sulphide deposits including several of the Buchans orebodies. Including Messina's wholly owned claims, the Victoria River property now covers a 10 kilometer strike length between the Bobby's Pond massive sulphide prospect and the Victoria River debris flow outcrop. Several gravity and electromagnetic geophysical anomalies, and soil geochemical anomalies, remain untested in the vicinity of Bobby's Pond and in the vicinity of the mineralized debris flow. Messina plans an initial drill test of several of these anomalies following data compilation and ground prospecting and mapping.

To acquire the Victoria River Property, Messina issued 250,000 common shares to Altius following regulatory approval. A 3% net smelter return royalty is payable to Altius or pre-existing rights holders; 1.25% of the 3% can be purchased by Messina at any time by paying a total of $1.25 million.

Exploration Financing

The following table sets forth the Company's use of proceeds for its recent private placements:

Financings	Proposed Use of Proceeds	Actual Use of Proceeds to June 30, 2007
$700,000 – January 2005	-$200,000 for Property Exploration on Tulks South Property, -$500,000 for working capital	$200,000 on Tulks South
$2,516,490 - February 2005	-$413,500 for Property Exploration on the Company's Newfoundland properties, -$2,102,990 for working capital	$ 413,500 on Tulks South
$4,171,550 – October 2005	-$4,171,550 for Property Exploration on the Company's Newfoundland properties;	$4,171,550 on Newfoundland properties
$5,955,025 – June 2006	-$4,250,000 for Property Exploration on the Company's Newfoundland properties; -$1,705,025 for working capital	$4,250,000 on Newfoundland properties
$175,000 – December 2006	-$175,000 for Property Exploration on the Company's Newfoundland properties	$175,000 on Newfoundland properties

SUMMARY OF QUARTERLY RESULTS

QUARTER ENDING	June 30 2007	Mar. 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006	Mar. 31, 2006	Dec 31, 2005	Sept 30, 2005
	$	$	$	$	$	$	$	$
Loss for the period	(62,807)	(1,924,725)	(53,409)	(88,674)	(43,805)	(107,717)	(42,998)	(417,815)
Loss per share	0.00	(0.06)	0.00	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)

Messina's loss for the quarter ended June 30, 2007 was $62,807, compared to a loss of $43,805 for the third quarter 2006. In the 2007 quarter, the loss included stock-based compensation expense of $30,000 (2006 – Nil) and was offset by the $53,421 gain on closing the sale of the Pukaskwa property (2006 – Nil).

CAPITAL RESOURCES AND LIQUIDITY

At June 30, 2007, the Company had $1,371,429 in working capital. During the period, the Company completed a private placement, raising gross proceeds of $175,000 and raised an additional $590,500 through the exercise of warrants and options.

In early October 2006, the Company issued 2,528,212 flow-through common shares at a price of $1.65 per share for gross proceeds of $4,171,550. Of this amount, $3,808,200 was a brokered private placement.

In June 2006, the Company issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total gross proceeds of $5,955,025. Each non-flow-through unit consists of one

common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years.

The Company will require additional funding to sustain its exploration activities and general administration expenses as it may acquire additional properties or increase the level of exploration spending contingent upon positive exploration results.

TRANSACTIONS WITH RELATED PARTIES

During the period ended June 30, 2007, Messina entered into the following transactions with related parties:

a) Paid or accrued corporate administration fees of $15,106 to Susan Tessman, Corporate Secretary of the Company.

b) Paid or accrued salary and management fees of $72,917 to Peter Tallman, President of the Company.

c) Paid or accrued geological consulting fees of $98,590 to a company controlled by Kerry Sparkes, Vice President, Exploration, of the Company, which have been included in deferred exploration costs.

d) Paid or accrued geological consulting fees of $36,458 to Peter Tallman, President of the Company, which have been included in deferred exploration costs.

e) Paid directors and officers fees in the amount of $22,500.

Included in accounts payable is $45,442 owing to directors, officers and/or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

RISK FACTORS

Companies involved in the mineral exploration industry are faced with many risk factors. The following selected risk factors are those management views as the most germane to the Company at this stage in the Company's growth. While it is not possible to eliminate all the factors inherent in the mineral exploration business, the Company, through ongoing assessment, strives to mitigate these risks to ensure the protection of its assets.

Exploration and Development Risk

Mineral exploration and development involves a high degree of risk and few properties explored are ultimately developed into producing mines. There is no assurance that any mineral resources identified and defined can be commercially mined. Messina attempts to mitigate these risks by conducting exploration programs and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these studies.

Risk in Resource/Reserve Calculations and Estimation of Metal Recoveries

There is a degree of uncertainty attributable to the calculation of mineral resources and mineral reserves and corresponding grades. Until ore is actually mined and processed, quantity of mineral resources and mineral reserves and grades must be considered as estimates only. In addition, the quantity of mineral resources or reserves and grades may vary depending upon the prices of the individual commodities contained. Any material change in quantity of mineral resources or reserves, grade, or recovery ratio may

affect the economic viability of the Company's projects. In addition, there can be no assurances that recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. The Company attempts to mitigate these risks by conducting resource evaluations and studies using qualified contractors and personnel who will make professional recommendations based upon the findings of these evaluations and studies.

Financing Risk

Messina has limited financial resources and relies upon the issuance of share capital to raise funds. The Company's management is aware that the availability of equity funds at favourable terms is not certain, so the financial requirements of Messina's operations are reviewed at least quarterly to allow for timely changes in capital deployment. The Company has been successful in the past in obtaining financing though the placement of equity, however there can be no assurance that it will obtain adequate financing in the future or that the terms of such financing will be favourable.

Political and Legislative Risk

The Company's properties are located in Canada. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected, to varying degrees, by changes in federal or provincial legislation and regulations and the affects of any changes cannot be accurately predicted. The Company identifies changes and potential changes in environmental legislation, regulations, and 'best practices guidelines' as one source of potential risk in this regard.

Business Cycle Risk

General market conditions and the price of precious and base metals will have an impact on the Company's ability to raise financing in the future to continue the exploration of its properties and further the Company's long term plan. Commodities prices are generally regarded to behave cyclically and are currently at new relative highs with favourable future outlooks, which reflects favourably on the prospects of the Company. There can be no assurance that these conditions will remain, and the Company can be adversely affected by a change in cyclical market direction. Any changes in general market conditions are beyond the control of the Company.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers") are responsible for the establishment and maintenance of a system of disclosure controls and procedures. This system is designed to provide reasonable assurance that information required to be disclosed by the Company under various securities legislation or the rules of regulatory agencies is appropriately reported within the time periods specified.

The Certifying Officers evaluate the system periodically throughout the year. They have concluded that the Company's disclosure controls are effective in providing reasonable assurance that material information relating to the Company is accumulated, reviewed by management and reported within the time periods specified.

The Certifying Officers are also responsible for the establishment of a system of internal controls over financial reporting. This system is designed to provide reasonable assurance regarding the reliability and timeliness of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principals.

Ultimate responsibility for financial reporting rests with the Board of Directors. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and is composed of a majority of independent outside directors. It meets periodically with management and the external auditors to review accounting, auditing and internal control matters and regularly reports its findings and recommendations to the Board of Directors.

OUTSTANDING SHARE DATA

At June 30, 2007, the Company had 33,352,410 common shares outstanding. During the period, the Company closed a private placement of 125,000 flow through units at $1.40 for proceeds of $175,000. The units consist of one flow through share and one non flow through warrant exercisable to purchase one common share at $1.75 for two years. Subsequent to the period end, the Company issued 250,000 at $1.10 for the purchase of mineral properties.

During the period, 100,000 options were exercised at $0.80, 25,000 options were exercised at $1.25, 1,000,000 options exercisable at $1.55 and 745,000 options exercisable at $1.60 expired, and 325,000 options exercisable at $1.51 were cancelled. Subsequent to this cancellation, 2,075,000 options exercisable at $1.51 for a period of five years were granted to directors and officers. Also during the period, 800,000 stock options exercisable at $1.25 for a period of two years; 29,000 options exercisable at $1.54 for a period of three years; and 75,000 stock options exercisable at $1.59 for a period of two years were granted. Options outstanding at June 30, 2007 are detailed in the table below:

Optionee	Number	Date of Grant	Exercise Price	Expiry Date	Type
Employees	250,000	January 2,2007	$ 1.25	January 2, 2009	Employee
Kerry Sparkes	150,000	January 2, 2007	$ 1.25	January 2, 2009	Officer
Susan Tessman	100,000	January 2, 2007	$ 1.25	January 2, 2009	Officer
Gary McDonald	100,000	January 2, 2007	$ 1.25	January 2, 2009	Director
Peter Tallman	150,000	January 2, 2007	$ 1.25	January 2, 2009	Director
Janet Matheson	25,000	January 2, 2007	$ 1.25	January 2, 2009	Consultant
David McCue	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
John Pallot	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Gary McDonald	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Steven Brunelle	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Peter Tallman	425,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Gordon Ulrich	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Peter Mordaunt	250,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Director
Kerry Sparkes	150,000	Feb. 23, 2007	$ 1.51	Feb. 23, 2012	Officer
The Richmond Club	29,000	March 16, 2007	$ 1.54	March 16, 2010	Consultant
Employees	75,000	June 11, 2007	$ 1.59	June 11, 2009	Employee
TOTAL	**2,954,000**				

Subsequent to the period end the Company issued 150,000 options exercisable at $1.25 for a period of three years.

During the period ending June 30, 2007, 184,640 warrants exercisable at $1.65, 88,750 warrants exercisable at $1.00, 200,000 warrants exercisable at $1.25, 700,185 warrants exercisable at $1.60 and 131,834 warrants exercisable at 1.75 expired. 348,750 warrants were exercised at $1.00, 75,000 warrants were exercised at $1.60 and 6,000 warrants were exercised at $1.75. Also during the period, 125,000 warrants were issued as part of a private placement that closed on December 29, 2006. Each warrant entitles the holder to purchase one common share at $1.75 for two years. 100,000 warrants were issued exercisable at $1.65 for a

3 year period pursuant to a property acquisition. At June 30, 2007 the Company had the following share purchase warrants outstanding:

	Number of Warrants	Number of Shares	Exercise Price	Expiry Date
	487,150	487,150	$ 2.00	June 1, 2008
	243,544	243,544	$ 2.00	June 1, 2008
	125,000	125,000	$ 1.75	December 29, 2008
	100,000	100,000	$ 1.65	April 4, 2010
TOTAL	**955,694**	**955,694**		

OUTLOOK

Drilling began in early January 2007 and exploration is expected to be ongoing throughout the year. The objective of 2007 exploration is to discover and quantify additional resources through exploration by testing areas with known historical resources (Tulks East B Zone, Long Lake Main Zone, Skidder) as well as testing new targets generated by Messina's ongoing geological work.

The fact that Messina has demonstrated the capability to discover and quantify mineral resources on its properties, and the anticipation of base metals prices remaining buoyant, combined suggest that Messina will continue to have access to exploration funds when they are required during 2007.

FORWARD-LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and beliefs and are subject to risks, uncertainties and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

Additional information on Messina Minerals Inc. can be found by visiting the Company's website at www.messinaminerals.com and by viewing regulatory filings on SEDAR at www.sedar.com.

ADDITIONAL INFORMATION FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

THIRD QUARTER OPERATING EXPENSES

	Three months ended June 30, 2007	Three months ended June 30, 2006
EXPENSES		
Amortization	$ 1,509	$ 2,810
Corporate and administration fees	4,950	5,265
Interest on capital leases	301	152
Management and financial consulting	45,018	32,806
Office and miscellaneous	14,598	14,268
Professional fees	13,431	2,881
Promotion and advertising	17,542	8,119
Regulatory and transfer fees	1,468	5,731
Rent	3,500	2,865
Travel and related costs	15,540	7,539
Administrative costs	117,857	82,436
Part XII.6 tax	(240)	-
Stock-based compensation	30,000	-
Loss before other items	$ 147,617	$ 82,436

THIRD QUARTER DEFERRED EXPLORATION EXPENDITURES

THREE MONTHS ENDED JUNE 30 2007

	Mishi Gold Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Skidder Property	Other Properties	Total June 30 2007
Acquisition costs							
Balance, beginning of period	$ 1	$ 101,313	$ 1,120	$ 57,080	$ 730	$ 430	$ 160,674
Additions during the period:							
Shares issued	-	-	-	-	38,000	-	38,000
Warrants issued	-	-	-	-	62,000	-	62,000
Cash paid	-	-	-	-	20,000	-	20,000
Staking and recording fees	-	-	-	-	-	1,550	1,550
	-	-	-	-	120,000	1,550	121,550
Balance, end of period	1	101,313	1,120	57,080	120,730	1,980	282,224
Deferred exploration costs							
Balance, beginning of period	(7,374)	11,655,827	68,976	386,506	8,866	5,043	12,117,844
Additions during the period:							
Assays, testing and analysis	-	24,029	3,785	262	4,529		32,605
Camp construction and supplies	-	99,437	1,195	2,739	4,969		108,340
Diamond drilling	-	609,599	5,750	20,746	109,374		745,469
Equipment rental	-	2,538	-	311	347		3,196
Geology, geophysics and prospecting	-	375,804	16,487	3,578	37,650		433,519
Labour	-	-	-	-	-		-
Lease rental and claim maintenance	-	500	100	-	195		795
Surveying	-	22,329	-	6,254	2,301		30,884
Transportation and travel	-	7,165	-	-	-		7,165
Victoria Mine costs						-	-
Bobby's Pond costs						-	-
Healy Bay geophysics						21,850	21,850
	-	1,141,401	27,317	33,890	159,365	21,850	1,383,823
Balance, end of period	(7,374)	12,797,228	96,293	420,396	168,231	26,893	13,501,667
Sale of property	30,922	-	-	-	-	-	30,922
Recovery of costs	-	-	-	(42,222)	-	-	(42,222)
Total, end of period	$ 23,549	$ 12,898,541	$ 97,413	$ 435,254	$ 288,961	$ 28,873	$ 13,772,591

THIRD QUARTER DEFERRED EXPLORATION EXPENDITURES cont'd

THREE MONTHS ENDED JUNE 30 2006

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Total June 30 2006
Acquisition costs							
Balance, beginning of period	$ 1	$ 101,313	$ 500	$ 57,000	$ -	$ -	$ 158,814
Additions during the period:							
Staking and recording fees					360	70	430
	-	-	-	-	360	70	430
Balance, end of period	1	101,313	500	57,000	360	70	159,244
Deferred exploration costs							
Balance, beginning of period	11,252	5,167,843	31,975	327,125	-	-	5,538,195
Additions during the period:							
Assays, testing and analysis	-	5,741	-	1	-	-	5,742
Camp construction and supplies	-	156,810	338	320	-	-	157,468
Diamond drilling	-	890,170	-	-	-	-	890,170
Equipment rental	-	31,191	5	10,702	-	-	41,898
Geology, geophysics and prospecting	-	438,903	191	177,716	-	-	616,810
Labour	-	(556)	-	(21,600)	-	-	(22,156)
Lease rental and claim maintenance	2,313	(84)	-	-	-	-	2,229
Surveying	-	4,600	-	(18,400)	-	-	(13,800)
Transportation and travel	-	20,088	-	-	-	-	20,088
	2,313	1,546,863	534	148,739			1,698,449
Balance, end of period	13,565	6,714,706	32,509	475,864	-	-	7,236,644
Recovery of exploration costs	(24,500)	(100,000)	-	(100,809)	-	-	(225,309)
Written off during the period	-	-	-	-	-	-	-
Total, end of period	$ (10,934)	$ 6,716,019	$ 33,009	$ 432,055	$ 360	$ 70	$ 7,170,579

SCHEDULE OF SHARE CAPITAL
As of August 11, 2007

Common Shares outstanding	33,602,410
Options outstanding	3,104,000
Warrants outstanding	955,694
Fully diluted share capital	37,662,104

MESSINA MINERALS INC.

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

"Peter Tallman"
President and C.E.O.

MESSINA MINERALS INC.
BALANCE SHEETS
Unaudited
Prepared by Management

		June 30 2007		September 30 2006
ASSETS				
Current				
Cash and equivalents	$	413,095	$	2,775,282
Term deposits		2,022,000		3,151,000
Receivables		272,931		498,207
Prepaid expenses and deposits		57,606		32,350
		2,765,632		6,456,839
Building and equipment (Note 3)		139,652		132,948
Equipment under capital leases (Note 4)		58,095		74,962
Mineral properties and deferred exploration costs (Note 5)		13,772,591		9,238,035
Marketable securities (Note 6)		70,000		45,375
	$	16,805,970	$	15,948,159
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current				
Accounts payable and accrued liabilities	$	1,081,822	$	1,090,121
Exploration advances (Note 5)		284,467		-
Current portion of capital lease obligations		27,914		25,850
		1,394,203		1,115,971
Long-term				
Obligations under capital leases (Note 7)		30,227		51,612
Future income tax liability		699,000		699,000
		2,123,430		1,866,583
Shareholders' equity				
Capital stock (Note 9)		23,733,657		22,873,216
Contributed surplus (Note 9)		3,873,985		2,089,896
Deficit		(12,925,102)		(10,881,536)
		14,682,540		14,081,576
	$	16,805,970	$	15,948,159

Nature and continuance of operations (Note 1)
Subsequent event (Note 13)

On behalf of the Board:

"Peter Tallman" Director

"Gary McDonald" Director

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.
STATEMENTS OF OPERATION AND DEFICIT
Unaudited
Prepared by Management

	Three months ended June 30 2007	Three months ended June 30 2006	Nine months ended June 30 2007	Nine months ended June 30 2006
EXPENSES				
Amortization	$ 1,509	$ 2,810	$ 2,805	$ 5,980
Corporate and administration fees	4,950	5,265	15,234	15,659
Interest on capital leases	301	152	1,036	152
Management and financial consulting	45,018	32,806	129,197	88,167
Office and miscellaneous	14,598	14,268	47,823	58,187
Part XII.6 tax	(240)	-	32,947	-
Professional fees	13,431	2,881	49,781	21,273
Promotion and advertising	17,542	8,119	98,878	38,219
Regulatory and transfer fees	1,468	5,731	31,476	23,690
Rent	3,500	2,865	11,589	8,595
Stock-based compensation	30,000	-	1,762,500	-
Travel and related costs	15,540	7,539	42,085	35,902
Loss before other items	(147,617)	(82,436)	(2,225,351)	(295,824)
OTHER ITEMS				
Interest income	27,764	38,631	126,239	104,831
Unrealized gain on marketable securities (Note 6)	3,625	-	4,750	-
Gain on sale of mineral property (Note 5)	53,421	-	53,421	-
Write-off of mineral properties and deferred exploration costs (Note 5)	-	-	-	(3,527)
	84,810	38,631	184,410	101,304
Loss for the period	(62,807)	(43,805)	(2,040,941)	(194,520)
Deficit, beginning of period	(12,862,295)	(11,792,057)	(10,881,536)	(11,641,342)
Fair value adjustment on marketable securities (Note 2)	-	-	(2,625)	-
	(12,862,295)	(11,792,057)	(10,884,161)	(11,641,342)
Deficit, end of period	$ (12,925,102)	$ (11,835,862)	$ (12,925,102)	$ (11,835,862)
Basic and diluted earnings (loss) per common share	$ (0.00)	$ (0.00)	$ (0.06)	$ (0.01)
Weighted average number of common shares outstanding during the period	33,331,072	30,471,296	32,983,481	29,601,726

The accompanying notes are an integral part of these financial statements.

MESSINA MINERALS INC.

STATEMENTS OF CASH FLOWS

Unaudited

Prepared by Management

	Three months ended June 30		Nine months ended June 30	
	2007	**2006**	**2007**	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES				
Income (loss) for the period	$ (62,807)	$ (43,805)	$ (2,040,941)	$ (194,520)
Items not affecting cash:				
Amortization	1,509	2,810	2,805	5,980
Promotion and advertising options issued	-	-	16,530	-
Stock-based compensation	30,000	-	1,762,500	-
Unrealized (gain) loss on marketable securities	(3,625)	-	(4,750)	-
Gain on sale of mineral property	53,421	-	53,421	-
Write-off of mineral properties and deferred exploration costs	-	-	-	3,527
Changes in non-cash working capital items:				
Decrease (increase) in receivables	(46,912)	(142,698)	225,276	(80,530)
Decrease in prepaid expenses and deposits	(41,451)	(28,643)	(32,898)	13,967
Increase(decrease) in accounts payable and accrued liabilities	(55,095)	104,310	(28,300)	60,806
Net cash used in operating activities	(124,960)	(108,026)	(46,357)	(190,770)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of building and equipment	(25,505)	(74,480)	(33,148)	(76,378)
Term deposits	-	(853,194)	1,129,000	(2,654,194)
Mineral properties and deferred exploration costs	(1,345,502)	(4,372)	(4,738,128)	(4,372)
Exploration advances	157,778	8,368	284,467	(9,368)
Mineral properties and deferred exploration recoveries	42,222	(1,148,962)	295,800	(3,521,592)
Net cash used in investing activities	(1,171,007)	(2,072,640)	(3,062,009)	(6,265,904)
CASH FLOWS FROM FINANCING ACTIVITIES				
Shares issued for cash	31,250	5,960,027	765,500	10,605,877
Share issue costs	-	(461,938)	-	(814,751)
Repayment of capital lease obligations	(6,484)	-	(19,321)	-
Net cash provided by financing activities	24,766	5,498,089	746,179	9,791,126
Increase in cash during the period	(1,271,201)	3,317,423	(2,362,187)	3,334,452
Cash, beginning of period	1,684,296	567,334	2,775,282	550,305
Cash, end of period	$ 413,095	$ 3,884,757	$ 413,095	$ 3,884,757
Cash paid during the period for:				
Interest expense	301	152	$ 1,036	$ 152
Income taxes	-	-	-	-

Supplemental disclosure with respect to cash flows (Note 11)

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

Messina Minerals Inc. ("the Company") was incorporated under the laws of British Columbia and its principal business activities include acquiring and exploring mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

	June 30 2007	September 30 2006
Working capital (deficiency)	$ 1,371,429	$ 5,340,868
Deficit	$ (12,925,102)	$ (10,881,536)

2. BASIS OF PRESENTATION

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year or preceding period. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's audited financial statements as at and for the year ended September 30, 2006. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain comparative figures have been reclassified to conform with the current period's presentation.

2. **BASIS OF PRESENTATION** (cont'd)

Changes in accounting policies

Effective October 1, 2006, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861 Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

As a result of the adoption of these new standards, the Company has classified its marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities and obligations under capital lease are classified as other liabilities, which are measured at amortized cost.

As a result of the application of Section 3855, the Company's deficit position as at October 1, 2006 was increased by $2,625 to reflect the opening fair value of marketable securities.

3. BUILDING AND EQUIPMENT

	June 30, 2007			September 30, 2006		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 34,730	$ 15,871	$ 18,859	$ 24,346	$ 6,987	$ 17,359
Equipment	41,926	10,791	31,135	19,162	5,057	14,105
Vehicles	52,984	18,081	34,903	52,984	7,948	45,036
Building	60,000	5,245	54,755	60,000	3,552	56,448
	$ 189,640	$ 49,988	$ 139,652	$ 156,492	$ 23,544	$ 132,948

4. EQUIPMENT UNDER CAPITAL LEASES

	June 30 2007	September 30 2006
Equipment (cost)	$ 88,190	$ 88,190
Accumulated amortization	(30,095)	(13,228)
	$ 58,095	$ 74,962

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. This equipment is amortized on a declining balance basis at a rate of 30% per annum. During the period ended June 30, 2007, amortization in the amount of $16,867 (2006 – 9,921) was charged to deferred exploration costs.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Skidder Property	Other Properties	Total June 30 2007
Acquisition costs							
Balance, beginning of period	$ 1	$ 101,313	$ 1,120	$ 57,000	$ -	$ 430	$ 159,864
Additions during the period:							
Shares issued	-	-	-	-	38,000	-	38,000
Warrants issued	-	-	-	-	62,000	-	62,000
Cash paid					20,000		20,000
Staking and recording fees	-	-	-	80	730	1,550	2,360
	-	-	-	80	120,730	1,550	122,360
Balance, end of period	1	101,313	1,120	57,080	120,730	1,980	282,224
Deferred exploration costs							
Balance, beginning of period	(10,066)	8,673,481	34,619	376,991	-	3,146	9,078,171
Additions during the period:							
Assays, testing and analysis	-	90,807	3,785	262	4,529		99,383
Camp construction and supplies	-	253,359	2,175	9,514	4,969		270,017
Diamond drilling	-	2,639,619	5,750	89,913	109,374		2,844,656
Equipment rental	-	13,204	203	354	347		14,108
Geology, geophysics and prospecting	-	1,235,997	49,661	10,419	46,516		1,342,593
Labour	-	28,398	-	-	-		28,398
Lease rental and claim maintenance	2,692	660	100	-	195		3,647
Surveying	-	22,329	-	6,254	2,301		30,884
Transportation and travel	-	19,641	-	-	-		19,641
Victoria Mine costs						926	926
Bobby's Pond costs		-				971	971
Healy Bay geophysics						21,850	21,850
	2,692	4,304,014	61,674	116,716	168,231	23,747	4,677,074
Balance, end of period	(7,374)	12,977,495	96,293	493,707	168,231	26,893	13,755,245
Sale of property	30,922	-	-	-	-	-	30,922
Recovery of costs	-	(180,267)	-	(115,533)	-	-	(295,800)
Total, end of period	$ 23,549	$ 12,898,541	$ 97,413	$ 435,254	$ 288,961	$ 28,873	$ 13,772,591

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Lloyd's River Property	Total September 30 2006
Acquisition costs								
Balance, beginning of year	$ 1	$ 101,313	$ 500	$ 57,000	$ -	$ -	$ -	$ 158,814
Additions during the year:								
Staking and recording fees	-	-	620	-	360	70	-	1,050
	-	-	620	-	360	70	-	1,050
Balance, end of year	1	101,313	1,120	57,000	360	70	-	159,864
Deferred exploration costs								
Balance, beginning of year	11,252	3,001,906	20,288	137,679	-	-	-	3,171,125
Additions during the year:								
Assays, testing and analysis	-	79,965	1,283	5,432	137	407	-	87,224
Camp construction and supplies	-	376,939	3,452	14,426	501	501	224	396,043
Diamond drilling	-	3,342,475	-	77,731	-	-	-	3,420,206
Equipment rental	-	210,327	111	13,875	9	9	211	224,542
Geology, geophysics and prospecting	-	1,653,301	3,437	197,119	791	791	3,092	1,858,531
Labour	-	19,808	-	-	-	-	-	19,808
Lease rental and claim maintenance	3,182	2,386	-	-	-	-	-	5,568
Surveying	-	52,752	6,048	21,600	-	-	-	80,400
Transportation and travel	-	33,622	-	9,938	-	-	-	43,560
	3,182	5,771,575	14,331	340,121	1,438	1,708	3,527	6,135,882
Balance, end of year	14,434	8,773,481	34,619	477,800	1,438	1,708	3,527	9,307,007
Recovery of costs	(24,500)	(100,000)	-	(100,809)	-	-	-	(225,309)
Written off during the year	-	-	-	-	-	-	(3,527)	(3,527)
Total, end of year	$ (10,065)	$ 8,774,794	$ 35,739	$ 433,991	$ 1,798	$ 1,778	$ -	$ 9,238,035

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Skidder Property Option, Newfoundland

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property located in central Newfoundland, Canada from South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland. South Coast's Skidder Property is comprised of four mineral licenses encompassing 19 claims totaling 456 hectares in area and is entirely surrounded by Messina's wholly owned Skidder Property comprised of 1,825 hectares acquired by staking in November 2006. In order to acquire this interest, the Company has paid $20,000 and issued 25,000 common shares within and is required to issue 500,000 non-transferable share purchase warrants over three years (100,000 issued). The Company must also incur exploration expenses of not less that $1,250,000 within 4 years of regulatory approval.

Healy Bay Property, Newfoundland

The Company acquired the Healy Bay property by staking.

6. MARKETABLE SECURITIES

At June 30, 2007, marketable securities consist of 350,000 (September 30, 2006 - 225,000) shares of Windarra. These shares were received at a value of $67,875 as part of an option agreement on the Pukaskwa property (Note 5) and are recorded on the June 30, 2007 balance sheet at market price as published in the TSX daily market summary (September 30, 2006 balance sheet – shown at cost of $45,375). See Note 2 – Changes in Accounting Policy.

At September 30, 2006, the market value of the 225,000 shares was $42,750. The unrealized loss in the amount of $2,625 was recorded as an adjustment to the opening deficit in the period ended June 30, 2006.

7. OBLIGATIONS UNDER CAPITAL LEASES

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. The following is a schedule of future minimum lease payments required under these leases in the years ending June 30.

2008	$ 28,643
2009	17,622
2010	12,702
Total minimum lease payments	58,968
Amount representing interest	(827)
Balance of the obligation	$ 58,141

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

	Mishi Gold & Pukaskwa Property	Tulks South Property	Costigan Lake Property	Long Lake Property	Victoria Mine Property	Bobby's Pond Property	Lloyd's River Property	Total September 30 2006
Acquisition costs								
Balance, beginning of year	$ 1	$ 101,313	$ 500	$ 57,000	$ -	$ -	$ -	$ 158,814
Additions during the year:								
Staking and recording fees	-	-	620	-	360	70	-	1,050
	-	-	620	-	360	70	-	1,050
Balance, end of year	1	101,313	1,120	57,000	360	70	-	159,864
Deferred exploration costs								
Balance, beginning of year	11,252	3,001,906	20,288	137,679	-	-	-	3,171,125
Additions during the year:								
Assays, testing and analysis	-	79,965	1,283	5,432	137	407	-	87,224
Camp construction and supplies	-	376,939	3,452	14,426	501	501	224	396,043
Diamond drilling	-	3,342,475	-	77,731	-	-	-	3,420,206
Equipment rental	-	210,327	111	13,875	9	9	211	224,542
Geology, geophysics and prospecting	-	1,653,301	3,437	197,119	791	791	3,092	1,858,531
Labour	-	19,808	-	-	-	-	-	19,808
Lease rental and claim maintenance	3,182	2,386	-	-	-	-	-	5,568
Surveying	-	52,752	6,048	21,600	-	-	-	80,400
Transportation and travel	-	33,622	-	9,938	-	-	-	43,560
	3,182	5,771,575	14,331	340,121	1,438	1,708	3,527	6,135,882
Balance, end of year	14,434	8,773,481	34,619	477,800	1,438	1,708	3,527	9,307,007
Recovery of costs	(24,500)	(100,000)	-	(100,809)	-	-	-	(225,309)
Written off during the year	-	-	-	-	-	-	(3,527)	(3,527)
Total, end of year	$ (10,065)	$ 8,774,794	$ 35,739	$ 433,991	$ 1,798	$ 1,778	$ -	$ 9,238,035

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Mishi Gold Property, Ontario

The Company holds certain exploration claims and mining leases in the Mishi Gold property in Ontario. During 1998, the Company sold a portion of its interest in the property. The Company will receive a royalty on ore milled and mined in excess of 700,000 tonnes at $0.80 per tonne for ore from open pit mining and $1.20 per tonne for ore from underground mining. In prior years, the Company wrote down mineral property and deferred exploration costs to a nominal value.

Pukaskwa claims, Ontario

The Company held a 100% interest in certain mineral claims in the Sault Ste. Marie Mining division, Ontario. In prior years, the Company wrote-down mineral property and deferred exploration costs to a nominal value. During the year ended September 30, 2004, the Company entered into an option agreement with Windarra Minerals Ltd. ("Windarra"), a company related by way of common directors, regarding these claims whereby Windarra had the right to acquire a 100% interest in the claims by issuing to the Company 50,000 common shares upon acceptance (issued, valued at $4,750) and a further 300,000 common shares over a period of 30 months from the date of acceptance (issued, valued at $67,875). At June 30, 2007, the terms of the agreement have been satisfied and a gain on sale in the amount of $53,421 has been recorded.

Tulks South Property, Newfoundland

The Company entered into an assignment agreement with Windarra whereby the Company has the right to earn a 100% interest in the Tulks South massive sulphide property in Newfoundland. During the period ended September 30, 2006, all requirements were satisfied and the Company has exercised this option. The Company granted Windarra a 2% NSR on the Company's share of proceeds from production from the Property (the "Windarra Royalty"). The Company has the right to buy back the Windarra Royalty from Windarra at any time prior to commercial production for $2,000,000.

To earn its 100% interest, the Company was required to incur $1,374,385, prior to any government grants, in exploration expenditures by July 15, 2006 (incurred) and issue 100,000 common shares over 3 years to a company with a common director (issued at a value of $67,250). The underlying interest holder is Falconbridge Limited ("Falconbridge"), formerly Noranda Inc. Falconbridge has the right to back in for a 50% interest at a price equal to 1.5 times the gross exploration expenditures incurred on the specific mining block. If Falconbridge does not exercise its back in rights, it will receive a 2% NSR.

Upon completion of a positive feasibility study, an additional 16,667 common shares of the Company will be issued to a company with a common director and the property will be subject to a 0.5% NSR from the Company's share of the proceeds from production of the property.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Eagle Property
The Company acquired the Eagle property by staking. The costs of developing the Eagle Property are included with Tulks South for the year ended September 30, 2006.

Costigan Lake Property, Newfoundland
The Company acquired the Costigan Lake property by staking.

Long Lake Property, Newfoundland
The Company has an option to earn a 100% interest in certain mineral claims comprising the Long Lake property. To earn its interest, the Company is required to incur $1,293,871 in exploration expenditures by December 31, 2007. At December 31, 2006, $815,539 (September 30, 2006 - $816,071) remained to be spent. The optionee retains the right to back in (the "Back-in Right") for a 50% interest in the property or portions thereof under certain circumstances, or be paid a 2% NSR.

Messina has entered into an option agreement with Aldrin Resource Corp. (Aldrin) whereby Aldrin can earn an undivided 50% interest in Messina's interest in the a certain portion of the property. To earn this interest, Aldrin must meet the following requirements:

a) incur $100,000 in exploration expenditures before June 30, 2006 (completed);
b) make exploration advances of $200,000 before January 15, 2007 (advanced); a further $200,000 before May 15, 2007 (advanced); and a further $300,000 before October 15, 2007;
c) pay Messina $600,000 by December 31, 2007;
d) upon obtaining listing on the TSX Venture Exchange, pay Messina $30,000 and issue Messina a total of 750,000 shares.

Skidder Property, Newfoundland
The property was acquired by staking in November 2006. A total of $14,600 is required to be spent on this licence to keep it in good standing through 2007.

5. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS (cont'd)

Skidder Property Option, Newfoundland

Messina Minerals Inc. has acquired the option to earn a 100% interest in the Skidder zinc-copper massive sulphide property located in central Newfoundland, Canada from South Coast Ventures Inc. ("South Coast") of St. John's, Newfoundland. South Coast's Skidder Property is comprised of four mineral licenses encompassing 19 claims totaling 456 hectares in area and is entirely surrounded by Messina's wholly owned Skidder Property comprised of 1,825 hectares acquired by staking in November 2006. In order to acquire this interest, the Company has paid $20,000 and issued 25,000 common shares within and is required to issue 500,000 non-transferable share purchase warrants over three years (100,000 issued). The Company must also incur exploration expenses of not less that $1,250,000 within 4 years of regulatory approval.

Healy Bay Property, Newfoundland

The Company acquired the Healy Bay property by staking.

6. MARKETABLE SECURITIES

At June 30, 2007, marketable securities consist of 350,000 (September 30, 2006 - 225,000) shares of Windarra. These shares were received at a value of $67,875 as part of an option agreement on the Pukaskwa property (Note 5) and are recorded on the June 30, 2007 balance sheet at market price as published in the TSX daily market summary (September 30, 2006 balance sheet – shown at cost of $45,375). See Note 2 – Changes in Accounting Policy.

At September 30, 2006, the market value of the 225,000 shares was $42,750. The unrealized loss in the amount of $2,625 was recorded as an adjustment to the opening deficit in the period ended June 30, 2006.

7. OBLIGATIONS UNDER CAPITAL LEASES

During the year ended September 30, 2006, the Company acquired vehicles through capital leases. The following is a schedule of future minimum lease payments required under these leases in the years ending June 30.

2008	$ 28,643
2009	17,622
2010	12,702
Total minimum lease payments	58,968
Amount representing interest	(827)
Balance of the obligation	$ 58,141

8. RELATED PARTY TRANSACTIONS

Messina entered into the following transactions with related parties:

1. Paid or accrued corporate administration fees of $15,106 (2006 - $14,755) to an officer of the Company.

2. Paid or accrued management fees and salary of $72,917 (2006 - $72,917) to a director and officer of the Company.

3. Paid or accrued geological consulting and equipment rental fees of $98,590 (2006 – $66,508) to a company controlled by an officer of the Company.

4. Paid or accrued geological consulting fees and equipment rental fees of $36,458 (2006 - $66,508) to a director and officer of the Company and companies controlled by this director and officer, which have been included in deferred exploration costs.

5. Purchased vehicles for consideration of $Nil (2006 – $52,984) from a company controlled by a director and officer of the Company, which have been included in building and equipment.

6. Paid or accrued legal fees of $Nil (2006 – $42,387) to a company controlled by a director of the Company.

7. Paid directors and officers fees in the amount of $22,500 (2006 – Nil).

Included in accounts payable is $45,442 (September 30, 2006 - $14,814) owing to directors, officers and/ or companies with directors and officers in common.

These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. **CAPITAL STOCK**

	Number of Shares	Share Amount	Contributed Surplus
Authorized			
Unlimited common voting shares, without par value			
Issued			
Balance as at September 30, 2005	24,554,398	$ 14,992,232	$ 1,906,131
Issued for cash	8,093,262	10,621,500	-
Offering costs	-	(814,751)	-
Fair value of agents' and finders' warrants	-	(183,765)	183,765
Tax benefits renounced to flow-through share subscribers	-	(1,742,000)	-
Balance as at September 30, 2006	32,647,660	22,873,216	2,089,896
Issued for cash	679,750	765,500	-
Issued for property	25,000	38,000	
Fair value of stock options granted			1,779,030
Fair value of warrants issued			62,000
Transfer fair value of options exercised	-	56,941	(56,941)
Balance as at June 30, 2007	33,352,410	$ 23,733,657	$ 3,873,985

During the period ended June 30, 2007, the Company completed a private placement for 125,000 flow-through units at a price of $1.40 per unit for total proceeds of $175,000. Each unit consists of one flow-through common share and one non flow-through warrant, with each warrant exercisable into one common share at $1.75 for two years. Also, during the period, 554,750 shares were issued on exercise of share purchase options and warrants for total proceeds of $590,500. The Company also issued 25,000 shares as part of the Skidder property option (see note 5). These shares were valued at fair market value of $38,000.

During the year ended September 30, 2006, the Company completed private placements as follows:

- June 1, 2006 - issued 2,125,000 flow-through common shares at a price of $2.00 per share and 974,300 non-flow-through units at a price of $1.75 per unit for total proceeds of $5,955,025. Each non-flow-through unit consists of one common share and one-half of one share purchase warrant with each whole warrant exercisable into one share at a price of $2.00 for a period of two years. The Company paid finders' cash commissions of $409,852 and issued 243,544 finders' warrants valued at $79,427 pursuant to a finders' fee agreement. The finders' warrants entitle the holder to purchase one common share for a period of two years at an exercise price of $2.00 per unit.

9. CAPITAL STOCK (cont'd)

- October 5, 2005 - issued 2,528,212 flow through common shares at a price of $1.65 per share for proceeds of $4,171,550. Of this amount, $3,808,200 is a brokered private placement with the agents receiving a commission in the amount of $294,546 and 184,640 non-transferable agents' warrants valued at $104,338. The agents' warrants entitle the holder to purchase one common share for a period of one year at an exercise price of $1.65 per unit.

Warrants

	Number of of Warrants	Weighted Average Exercise Price	Expiry Date
Balance, September 30, 2005	4,016,269	0.66	
Warrants issued			
Brokers' warrants	184,640	1.65	October 6, 2006
Private placement	487,150	2.00	June 1, 2008
Finders' warrants	243,544	2.00	June 1, 2008
Warrants exercised	(2,465,750)	0.20	
Balance, September 30, 2006	2,465,853	1.60	
Warrants issued			
Private placement	125,000	1.75	December 29, 2008
For property	100,000	1.65	April 4, 2010
Warrants expired	(1,305,409)	1.53	
Warrants exercised	(429,750)	1.12	
Balance, June 30, 2007	955,694	1.93	

9. CAPITAL STOCK (cont'd)

The following warrants were outstanding at June 30, 2007:

Number of Warrants	Exercise Price	Expiry Date
487,150	2.00	June 1, 2008
243,544	2.00	June 2, 2008
125,000	1.75	December 29, 2008
100,000	1.65	April 4, 2010
955,694		

During the period ended June 30, 2007, the Company issued 100,000 share purchase warrants each entitling the holder to purchase one share at $1.65 for a period of three years as part of the acquisition of the Skidder property option. (See note 5.)

As part of the private placement in June 2006, the Company issued 487,150 warrants and 243,544 finders' warrants. In January 2006, 916,719 share purchase warrants expiring February 16, 2006 were extended to an expiry date of February 16, 2007. These warrants expired during the current period.

The fair value of the share purchase warrants issued for property and services was estimated using the Black-Scholes option pricing model based on the following assumptions:

	June 30 2007	September 30 2006
Risk-free interest rate	3.98%	3.3 - 4.2%
Expected life	3 years	1 - 2 years
Dividend rate	0%	0%
Volatility	50%	75 - 110%

9. CAPITAL STOCK (cont'd)

Stock options

The Company has a stock option plan that grants options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. These options vest immediately with the individual. On termination of the optionee's relationship with the Company, the expiry date is adjusted to 90 days after the date of such termination. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

During the period ended June 30, 2007 the Company issued stock options as follows:

- June 11, 2007 – 75,000 employee stock options, exercisable at $1.59 for a period of two years.
- March 16, 2007, the Company issued 29,000 stock options as part of a one year agreement with an investor relations group. These options are exercisable at $1.54 for a period of three years. The options vested 25% upon granting and will vest 25% every four months during the one year period.

The following stock options were outstanding at June 30, 2007:

Number of Shares	Exercise Price	Expiry Date
775,000	$ 1.25	January 29, 2009
2,075,000	$ 1.51	February 23, 2012
75,000	$ 1.59	June 11, 2009
29,000	$ 1.54	March 16, 2010

Stock option transactions for the period are summarized as follows:

	Number of of Options	Weighted Average Exercise Price
Balance, September 30, 2005 and September 30, 2006	2,170,000	1.53
Options exercised	(125,000)	0.89
Options expired	(2,070,000)	1.56
Options issued	2,979,000	1.44
Balance, June 30, 2007	2,954,000	1.44
Number of options currently exercisable	2,939,500	1.44

9. CAPITAL STOCK (cont'd)

Stock-based compensation

The Company uses the fair value-based methodology for measuring compensation costs of granting stock options. During the period ended June 30, 2007, 2,979,000 (September 30, 2006 – Nil) stock options were granted with a weighted average fair value of $0.60. The fair value of the 2,979,000 stock options granted was estimated at $1,779,030 using the Black-Scholes option pricing model based on the following assumptions:

2007	
Risk-free interest rate:	3.91 – 4.69%
Expected life:	2 – 5 years
Dividend rate:	0%
Volatility:	50%

10. SEGMENTED INFORMATION

Messina conducts substantially all of its operations in Canada in one business segment being the acquisition and exploration of mineral properties.

11. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended June 30, 2007, the Company had the following significant non-cash transactions:

a) incurred accounts payable for deferred exploration costs of $1,049,000;
b) recorded $40,506 as amortization included in deferred exploration costs;
c) reduced marketable securities by $2,625 with a corresponding increase in the deficit by the same amount (See Note 2.)

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposits, receivables, marketable securities, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENT

During the period the Company entered into an agreement to acquire property in the Victoria River area in Newfoundland. Under the terms of the agreement, the Company was required to issue 250,000 common shares to the vendor and pay a 3% net smelter return royalty. 1.35% of the 3% royalty can be repurchased by the Company at any time by paying a total of $1.25 million. The agreement received regulatory approval subsequent to the period end and the shares were subsequently issued.

CORPORATE DATA

AUGUST, 2007

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Jeffrey T.K. Fraser Law Corporation
16th Floor 1199 W. Hastings St.
Vancouver, B.C.

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director
Gordon Ulrich, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	Unlimited
Issued:	33,602,410
Options:	3,104,000
Warrants:	955,694
Fully diluted:	37,662,104

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815 10 6
S.E.C. 12g3-2(b) Exemption: 82-2682

12. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and equivalents, term deposits, receivables, marketable securities, accounts payable and accrued liabilities and capital lease obligations. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

13. SUBSEQUENT EVENT

During the period the Company entered into an agreement to acquire property in the Victoria River area in Newfoundland. Under the terms of the agreement, the Company was required to issue 250,000 common shares to the vendor and pay a 3% net smelter return royalty. 1.35% of the 3% royalty can be repurchased by the Company at any time by paying a total of $1.25 million. The agreement received regulatory approval subsequent to the period end and the shares were subsequently issued.

Form 52-109F2 – Certification of Interim Filings

I, Peter Tallman, President and CEO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

   b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 11, 2007

"Peter Tallman"

Peter Tallman
President and CEO

Form 52-109F2 – Certification of Interim Filings

I, Gary McDonald, CFO of Messina Minerals Inc., certify that:

1. I have reviewed the interim filings (as this term is identified in Multilateral Instrument 52-109 *Certification of Disclosure in Issuer's Annual and Interim Filings*) of Messina Minerals Inc., (the issuer) for the period ending June 30, 2007.
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
    a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
    b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

August 11, 2007

"Gary McDonald"

Gary McDonald
CFO

CORPORATE DATA
AUGUST, 2007

HEAD OFFICE

2300 - 1066 West Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 688-1508
Fax: (604) 601-8253
Email: peter@messinaminerals.com
Website: www.messinaminerals.com

REGISTERED OFFICE & SOLICITOR

Jeffrey T.K. Fraser Law Corporation
16th Floor 1199 W. Hastings St.
Vancouver, B.C.

REGISTRAR & TRANSFER AGENT

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC V6C 3B9

AUDITORS

Davidson & Company
1200 – 609 Granville Street
Vancouver, BC V7Y 1G6

DIRECTORS AND OFFICERS

Peter Tallman, President/Director
Gary McDonald, Chief Financial Officer/Director
Kerry Sparkes, Vice President, Exploration
Susan Tessman, Corporate Secretary
Steven Brunelle, Director
David McCue, Director
Peter Mordaunt, Director
John Pallot, Director
Gordon Ulrich, Director

INVESTOR CONTACTS

Peter Tallman
Tel: (604) 688-1508
Fax: (604) 601-8253

CAPITALIZATION

Authorized:	Unlimited
Issued:	33,602,410
Options:	3,104,000
Warrants:	955,694
Fully diluted:	37,662,104

LISTING

TSX Venture Exchange
Trading Symbol: MMI
Cusip No.: 590815?10 6
S.E.C. 12g3-2(b) Exemption: 82-2682

MATERIAL CHANGE REPORT
FORM 51-102F3

Item 1. **Reporting Issuer**
Messina Minerals Inc.
2300-1066 West Hastings Street
Vancouver, B.C.
V6E 3X2

Item 2. **Date of Material Change**

August 8, 2007

Item 3. **Press Release**

Messina Minerals Inc. (the "Issuer") issued a press release on August 8, 2007 through the facilities of Marketwire via Canadian Timely Disclosure network.

Item 4. **Summary of Material Change**

See attached news release.

Item 5. **Full Description of Material Change**

See attached news release.

Item 6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

This report is not being filed on a confidential basis.

Item 7. **Omitted Information**

There are no significant facts required to be disclosed herein which have been omitted.

Item 8. **Senior Officers**

To obtain further information contact the President and Director, Peter Tallman at 604-688-1508.

DATED this 8thth day of August, 2007

"Peter Tallman"

Peter Tallman, President

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

August 8, 2007

Messina Minerals ("MMI") Intersects 6.54 meters of 2.8% Copper, 2.4% Zinc at Skidder

Messina Minerals Inc. has intersected copper and zinc enriched massive sulphides with encouraging assay results in all 10 drill holes completed at the Skidder Property located in central Newfoundland 45 km northeast by road from the Company's Boomerang/Domino massive sulphide deposit and 15 km from the town and former mines at Buchans, Newfoundland. Assays from five additional holes (SZ07-06 to -10) have been received; results from the first five holes were reported July 12, 2007.

Skidder copper-zinc massive sulphides have now been intersected over a length of 190 meters from 6035E to 6225E; the zone remains open in both lateral directions. Section 6164E (holes SZ07-04 to -06) shows a dip length of approximately 100 vertical meters; all sections remain open up and down dip. The sulphide zone has an irregular 'bendy' shape with apparent variable thicknesses so the true thickness of each intersection remains to be determined.

Highlights of the recent drilling include 13.0 meters assaying 2.1% copper and 1.8% zinc in SZ07-09 and 6.54 meters assaying 2.8% copper and 2.4% zinc in SZ07-07. Full results for all new holes are tabulated below. All holes are drilled in the same direction at 330 azimuth.

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)	Grid East (m)	Grid North (m)	Dip
SZ07-06	164.72	166.62	1.90	2.1	3.5	14	0.2	6164	9948	-69
SZ07-07	201.06	207.60	6.54	2.8	2.4	14	0.1	6102	9874	-57
SZ07-07	216.20	218.40	2.20	1.9	2.1	14	0.1			
SZ07-08	117.20	117.70	0.50	1.2	0.4	18	0.4	6102	9934	-52
SZ07-09	149.89	162.69	13.00	2.1	1.8	14	0.1	6128	9947	-72
SZ07-10	212.55	213.05	0.50	1.5	1.7	16	0.2	6035	9870	-55
SZ07-10	219.05	220.05	1.00	2.0	1.8	14	0.1			

All Skidder drilling to date has tested one copper-zinc sulphide zone identified in historical records. Messina's drilling has extended this sulphide zone beyond what was previously identified and the zone remains open in all directions. Historical records also suggest the presence of at least one additional lens to the west of the area of current drilling; an area coincident with an airborne electromagnetic anomaly identified in Messina's recent surveying.

The preliminary Skidder drilling program has been completed for now, to provide time to model the sulphide intersections and plan a next phase drill program. Ongoing surface work including

prospecting and ground geophysics continues evaluating several promising new targets elsewhere on the Skidder property. These new targets are intended to be incorporated into the next phase of drilling at the Skidder massive sulphide zone.

Messina has an extensive ongoing drill program testing new exploration targets prospective for zinc-lead-copper-gold-silver massive sulphides. The objective of this program is to discover new zones of mineralization during 2007. Four drills are currently operating.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy in exploring the Skidder Prospect is to test the property for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

The Company has retained O & M Partners LLC ("O & M") to provide investor relations services. O & M Partners is a New York based buyside consulting firm that specializes in small-cap institutional targeting for public companies in the commodities sector. Investor relations services will include the initiation of contacts and meetings with institutional investors, independent money managers and market makers. O & M is engaged for an initial period of seven months at a fee of US $8,500 per month, as well as reimbursement of expenses incurred. The Company will grant 150,000 incentive stock options to O & M at an exercise price of $1.25, exercisable for a period of three years from the date of this release, subject to regulatory approval. The options will vest 25% upon granting and the balance at 25% in four month intervals.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility

for the adequacy or accuracy of the content of this news release.

— 30 —

MESSINA MINERALS

Messina Minerals Inc.
2300 – 1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X2
TSXV: MMI

Tel: 604.688.1508
Fax: 604.601.8253
Email: info@messinaminerals.com
Web: www.messinaminerals.com

PRESS RELEASE

August 8, 2007

Messina Minerals ("MMI") Intersects 6.54 meters of 2.8% Copper, 2.4% Zinc at Skidder

Messina Minerals Inc. has intersected copper and zinc enriched massive sulphides with encouraging assay results in all 10 drill holes completed at the Skidder Property located in central Newfoundland, 45 km northeast by road from the Company's Boomerang/Domino massive sulphide deposit and 15 km from the town and former mines at Buchans, Newfoundland. Assays from five additional holes (SZ07-06 to -10) have been received; results from the first five holes were reported July 12, 2007.

Skidder copper-zinc massive sulphides have now been intersected over a length of 190 meters from 6035E to 6225E; the zone remains open in both lateral directions. Section 6164E (holes SZ07-04 to -06) shows a dip length of approximately 100 vertical meters; all sections remain open up and down dip. The sulphide zone has an irregular 'bendy' shape with apparent variable thicknesses so the true thickness of each intersection remains to be determined.

Highlights of the recent drilling include 13.0 meters assaying 2.1% copper and 1.8% zinc in SZ07-09 and 6.54 meters assaying 2.8% copper and 2.4% zinc in SZ07-07. Full results for all new holes are tabulated below. All holes are drilled in the same direction at 330 azimuth.

Hole ID	From (m)	To (m)	Interval (m)	Cu (%)	Zn (%)	Ag (g/t)	Au (g/t)	Grid East (m)	Grid North (m)	Dip
SZ07-06	164.72	166.62	1.90	2.1	3.5	14	0.2	6164	9948	-69
SZ07-07	201.06	207.60	6.54	2.8	2.4	14	0.1	6102	9874	-57
SZ07-07	216.20	218.40	2.20	1.9	2.1	14	0.1			
SZ07-08	117.20	117.70	0.50	1.2	0.4	18	0.4	6102	9934	-52
SZ07-09	149.89	162.69	13.00	2.1	1.8	14	0.1	6128	9947	-72
SZ07-10	212.55	213.05	0.50	1.5	1.7	16	0.2	6035	9870	-55
SZ07-10	219.05	220.05	1.00	2.0	1.8	14	0.1			

All Skidder drilling to date has tested one copper-zinc sulphide zone identified in historical records. Messina's drilling has extended this sulphide zone beyond what was previously identified and the zone remains open in all directions. Historical records also suggest the presence of at least one additional lens to the west of the area of current drilling; an area coincident with an airborne electromagnetic anomaly identified in Messina's recent surveying.

The preliminary Skidder drilling program has been completed for now, to provide time to model the sulphide intersections and plan a next phase drill program. Ongoing surface work including prospecting and ground geophysics continues evaluating several promising new targets elsewhere on the Skidder property. These new targets are intended to be incorporated into the next phase of drilling at the Skidder massive sulphide zone.

Messina has an extensive ongoing drill program testing new exploration targets prospective for zinc-lead-copper-gold-silver massive sulphides. The objective of this program is to discover new zones of mineralization during 2007. Four drills are currently operating.

BUSINESS STRATEGY

Messina Minerals Inc. is exploring for zinc-lead-copper-silver-gold massive sulphide deposits in central Newfoundland, Canada on its extensive 383 square kilometer mineral lands, in a region known historically for its zinc resources and where the Company has made new massive sulphide discoveries including "Boomerang" and "Domino". Messina's strategy in exploring the Skidder Prospect is to test the property for zinc-copper mineralization that is conceptually within truck-hauling distance of Boomerang/Domino indicated/inferred mineral resources and which could, subject to positive exploration and other test results, be additive to the Company's zinc-lead-copper-silver-gold resource base.

Kerry Sparkes, Vice President Exploration of Messina Minerals Inc. is the Qualified Person responsible for exploration on the Company's properties in central Newfoundland and who has reviewed and is responsible for the technical data contained in this news release.

The Company has retained O & M Partners LLC ("O & M") to provide investor relations services. O & M Partners is a New York based buyside consulting firm that specializes in small-cap institutional targeting for public companies in the commodities sector. Investor relations services will include the initiation of contacts and meetings with institutional investors, independent money managers and market makers. O & M is engaged for an initial period of seven months at a fee of US $8,500 per month, as well as reimbursement of expenses incurred. The Company will grant 150,000 incentive stock options to O & M at an exercise price of $1.25, exercisable for a period of three years from the date of this release, subject to regulatory approval. The options will vest 25% upon granting and the balance at 25% in four month intervals.

On behalf of the Board of Messina Minerals Inc.

"Peter Tallman"

President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.

— 30 —

END